SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
                                      Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
                                  For the month of September 2003
                                          NASPERS LIMITED
(Translation of registrant's name into English)

Naspers Centre

40 Heerengracht
 Cape Town
                                                              SOUTH AFRICA  8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:

EXHIBIT LIST

                             Sequential
Exhibit
Description
      Page Number

   *
Trading Statement and Cautionary

 Announcement dated

3 September 2003

In terms of the new Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), listed companies are required to publish a trading statement as soon as they become aware that financial results for the next period to be reported on will be materially different from those of the previous corresponding period. Our group has a history of developing business opportunities, which are largely expensed through the income statement. As a consequence, the group has a fluctuating earnings pattern. In addition, the imposition of new accounting standards on the group adds to the volatility of reported earnings. Accordingly, we will seek guidance on the practical application of these new requirements and the frequency of such trading updates.
The strong rand has had a mixed effect on our group. On the positive side, some business units have substantial input costs denominated in foreign currency and the strong rand will in due course help in this regard. Our print and pay-television platform businesses and to some extent our book publishers will benefit. On the other hand, units such as M-Net and SuperSport earn export revenues in US dollars from services provided to countries elsewhere in Africa. The strength of the rand has resulted in these US dollar revenues translating into fewer rands. The volatility of the rand will also result in unrealised translation gains or losses when reporting the group's financial results.
The effect of heavy investment over the last five years in print infrastructure is bearing fruit, with higher efficiencies. Our internet businesses in the aggregate are approaching profitability, with the units in Asia performing best. The pay-television platform businesses are also operating well, with reduced losses expected from operations in Greece.
The net effect of this is that the group is presently trading better than anticipated. Should this continue the results for the six months to 30 September 2003 may substantially exceed those of the corresponding period last year (substantially means equal to or greater than 30% as defined in the JSE Listings Requirements).
The forecast financial information has not been reviewed or reported on by the group's auditors. In light of the above, shareholders are advised to exercise caution in trading in the company's shares until the release of the interim results, expected around 27 November 2003.
Cape Town
3 September 2003
TRADING STATEMENT AND
CAUTIONARY ANNOUNCEMENT
I n v e s t e c   B a n k   L i m i t e d
( R e g i s t r a t i o n   n u m b e r   1 9 6 9 / 0 0 4 7 6 3 / 0 6 )
Sponsor
Naspers Limited
(Registration number 1925/001431/06)
(Incorporated in the Republic of South Africa)
ISIN ZAE 000015889   Share code: NPN
("Naspers" or "the company" or "the group")

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:  Sept 03, 2003 by
By:    /s/ Stephan J. Z. Pacak

Name:  Stephan J. Z. Pacak
Title:     Director